UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        Greenville First Bancshares, Inc.
                        ---------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    39607Y100
                                    ---------
                                 (CUSIP Number)

                               William B. Sturgis
                                112 Haywood Road
                        Greenville, South Carolina 29606
                            Telephone: (864) 679-9000
                            -------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                September 1, 2002
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.1313d-1(g), check the following box |X|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  39607Y100                                                 Page 2 of 5
                                  SCHEDULE 13D

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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      William B. Sturgis
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      South Carolina, United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF             5,975 - shares of common stock owned directly.
                        20,000 - shares that the filer has the right to acquire
  SHARES                  pursuant to a warrant agreement
                  --------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER

  OWNED BY        --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER
  EACH                  5,975 - shares of common stock owned directly.
                        20,000 - shares that the filer has the right to acquire
  REPORTING               pursuant to a warrant agreement
                  --------------------------------------------------------------
  PERSON WITH     10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,975
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.22%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------





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CUSIP NO.  39607Y100                                                 Page 3 of 5

Item 1.  Security and Issuer

         This statement relates to shares of common stock, par value $.01, (the "Shares") of Greenville First Bancshares, Inc. (the "Issuer"), the principal executive offices of which are located at 112 Haywood Road, Greenville, South Carolina 29606.


Item 2.  Identify and Background

         This statement is being filed by William B. Sturgis (the
"Shareholder"), a director of the Issuer, who is a citizen of the United States. Shareholder is retired, his residential address is 209 Wilmington Road, Greenville, South Carolina 29615.

         During the last five years, Shareholder has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds and Other Consideration

         The Shareholder became the beneficial owner of shares of common stock through the following transactions:

         (a) The purchase of 60,000 Shares with personal funds in the Issuer's initial offering in 1999 for which the Shareholder disclaims beneficial ownership as these Shares were placed in Trust accounts for his children;
         (b) Pursuant to a warrant agreement issued in consideration of his efforts as an organizer of the Issuer's subsidiary bank. The warrants cover 30,000 shares and vest ratably over three years beginning on January 10, 2001;
         (c) Purchase of 2,000 Shares in a private transaction with personal funds in February, 2001; Purchase of 2,500 Shares in a private transaction with personal funds in March, 2001; Purchase of 1,000 Shares in a private transaction with personal funds in March, 2002; and Purchase of 475 Shares in a private transaction with personal funds in July 2002.

Item 4.  Purpose of Transaction

         The Shareholder acquired his shares for investment purposes. In the future, the Shareholder may acquire additional shares or dispose of some or all of the securities of the Issuer that he now owns. The Shareholder has no current plans to acquire more than 10% of the total number of shares outstanding.




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CUSIP NO.  39607Y100                                                 Page 4 of 5

Item 5.  Interest in the Securities of the Issuer

         (a) Purchaser beneficially owns 25,500 shares of the Company, or approximately 2.09% of the outstanding Shares, consisting of 5,500 directly held Shares and a Warrant to purchase 30,000 Shares at a price of $10.00 per share, of which 20,000 shares are currently vested. Purchaser acquired 60,000 of the Shares he beneficially owned October 29, 1999 at a price of $10.00 per share for which he filed a Schedule 13G to report his ownership. Soon thereafter, Purchaser placed 60,000 Shares in trust accounts for his adult children. Purchaser disclaims beneficial ownership of these 60,000 Shares. In February 2001, Purchaser bought 2,000 Shares; in March, 2001 Purchaser bought 2,500 Shares; in March, 2002, Purchaser bought 1,000 Shares, and in July 2002 Purchaser bought 475 Shares for a total of 5,975 beneficially owned shares.

         (b) Purchaser has the sole power to vote and direct the disposition of 5,500 Shares and has the right to acquire 20,000 Shares at an exercise price of $10.00 per share.

         (c) Purchaser acquired 5,975 Shares, he beneficially owns in private placements. Purchaser bought 2,000 Shares at a price of $9.50 on February 14, 2001; bought 2,500 Shares at a price of $9.50 on March 15, 2001; bought 1,000 shares at a price of $11.05 on March 26, 2002 and bought 475 shares at a price of $10.75 on July 23, 2002.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Shareholder is not a party to any contract, arrangement, understandings or relationships other than those listed herein.

Item 7.  Material to Be Filed as Exhibits

         None.



                         (Signature on subsequent page.)


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CUSIP NO.  39607Y100                                                 Page 5 of 5

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 9, 2002

                                        William B. Sturgis:

                                         /s/ William B. Sturgis
                                        --------------------------------